Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251

Danaher Corporation Announces Amendment and Extension by One Day of Split-Off Exchange Offer

in Connection with NetScout Transaction

Washington, D.C., June 25, 2015— Danaher Corporation (NYSE: DHR) announced that it has amended and extended by one business day its offer to exchange all outstanding common units of Potomac Holding LLC, a Danaher subsidiary formed to hold Danaher’s Communications business, for outstanding shares of Danaher common stock that are validly tendered and not validly withdrawn. The split-off transaction is in connection with the previously announced combination of Danaher’s Communications business with NetScout Systems, Inc. (NASDAQ: NTCT).

Danaher is amending the offer by:

•	increasing the upper limit on the exchange ratio to 2.4000 Potomac Holding LLC common units per share of Danaher common stock tendered from 2.2522 Potomac Holding LLC common units per share of Danaher common stock tendered; however, the final exchange ratio may be less than the upper limit;

•	extending the Exchange Offer’s expiration to 12:00 midnight, New York City time, on July 9, 2015, unless extended or terminated, from July 8, 2015; and

•	amending the current expected three-day period over which the final exchange ratio will be determined to July 7, 8 and 9, 2015 (which previously was expected to be July 6, 7 and 8, 2015).

The final exchange ratio will be announced by press release by 4:30 p.m., New York City time, on the expiration date.

As of June 24, 2015, approximately 38,458 shares of Danaher common stock have been tendered.

ABOUT DANAHER

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Its family of world class brands have unparalleled leadership positions in some of the most demanding and attractive industries, including health care, environmental and industrial. The company’s globally diverse team of 71,000 associates is united by a common culture and operating system, the Danaher Business System. In 2014, Danaher generated $19.9 billion in revenue and its market capitalization exceeded $60 billion. For more information please visit www.danaher.com.

ABOUT NETSCOUT

NetScout is the market leader in service assurance solutions that enable enterprise and service provider organizations to assure the quality of the user experience for business and mobile services. NetScout’s technology helps these organizations proactively manage service delivery and identify emerging performance problems, helping to quickly resolve issues that cause business disruptions or negatively impact users of information technology. For more information please visit www.netscout.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not strictly historical, including statements regarding the expected effects of the proposed distribution of the Communications business to Danaher stockholders and the combination of such business with NetScout (the “Transaction”), the anticipated timing and terms of the Transaction, whether the Transaction will be tax-free for Danaher and its stockholders for U.S. federal income tax purposes, and any other statements regarding events or developments that Danaher believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of Danaher and NetScout to satisfy the conditions to the Transaction on a timely basis, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain NetScout stockholder approval and the anticipated tax treatment for the Transaction, the risk that the Transaction will harm Danaher’s business, and the risk of deterioration of or instability in the business performance of the Communications business or NetScout, of their respective served markets or in the general economy.

Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Danaher’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These forward-looking statements speak only as of the date of this release and Danaher assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications business or Danaher. In connection with the Transaction, Potomac Holding LLC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and Form S-1 in connection with its separation from Danaher, and NetScout has filed with the SEC a registration statement on Form S-4, each of which includes a prospectus. NetScout has also filed a definitive proxy statement which has been sent to the NetScout stockholders in connection with their vote required in connection with the Transaction. Investors and security holders are urged to read the registration statements, the prospectus, the proxy statement and any other relevant documents, because they contain important information about NetScout, the Communications business of Danaher and the Transaction. The registration statements, the prospectus, the proxy statement and other relevant documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Danaher’s website at investors.danaher.com/netscout or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

TENDER OFFER DOCUMENTS

On May 14, 2015, Danaher filed with the SEC a tender offer statement on Schedule TO regarding the exchange offer for the split-off of the Communications business as part of the proposed Transaction. Investors and security holders are urged to read the tender offer statement (as updated and amended) because it contains important information about the Transaction.

Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Danaher with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and other documents may also be obtained free of charge from Danaher’s website at investors.danaher.com/netscout.

FOR TRANSACTIONAL INFORMATION RELATED TO TENDERING YOUR SHARES, CONTACT:

Georgeson Inc.

E-mail: Danaherexhange@georgeson.com

Telephone: (866) 295-3782

FOR OTHER INQUIRIES, CONTACT:

Matthew E. Gugino

Telephone: (202) 828-0850

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